-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------
                                  SCHEDULE TO
                                (RULE 14D-100)

                     TENDER OFFER STATEMENT UNDER SECTION
          14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                           THE TIMES MIRROR COMPANY
                           (NAME OF SUBJECT COMPANY)

                                TRIBUNE COMPANY
                       (NAME OF FILING PERSON--OFFEROR)

   SERIES A COMMON STOCK, PAR VALUE $1 PER SHARE; SERIES C COMMON STOCK, PAR
                              VALUE $1 PER SHARE
                        (TITLE OF CLASS OF SECURITIES)

                           887364 10 7; 887364 30 5
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                ---------------
                             CRANE H. KENNEY, ESQ.
                 VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                                TRIBUNE COMPANY
                           435 NORTH MICHIGAN AVENUE
                            CHICAGO, ILLINOIS 60611
                           TELEPHONE: (312) 222-9100
           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
      TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                ---------------
                                   COPY TO:
                           STEVEN A. ROSENBLUM, ESQ.
                        WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                           NEW YORK, NEW YORK 10019
                           TELEPHONE: (212) 403-1000

                                ---------------

                           CALCULATION OF FILING FEE

              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE
              ----------------------                              --------------------
                  $2,660,000,000                                        $532,000

-------
* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of a total of 28 million shares of the outstanding Series A Common Stock, par value $1 per share, and Series C Common Stock, par value $1 per share (collectively, the "Shares"), at a price per Share of $95 in cash. Such number of Shares represents approximately 48% of the Shares deemed outstanding for financial reporting purposes as of March 13, 2000.

[_]Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None.

Form or Registration No.: Not applicable.

Filing Party: Not applicable.

Date Filed: Not applicable.

[_]Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]third-party tender offer subject to Rule 14d-1.

[_]issuer tender offer subject to Rule 13e-4.

[_]going-private transaction subject to Rule 13e-3.

[_]amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                               Page 1 of 4 Pages
                        Exhibit Index begins on Page 4

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

   This Tender Offer Statement on Schedule TO ("Schedule TO") is filed by Tribune Company, a Delaware corporation ("Tribune"). This Schedule TO relates to the offer by Tribune to purchase up to a total of 28 million shares of the outstanding Series A Common Stock, par value $1 per share, and Series C Common Stock, par value $1 per share (collectively, the "Shares"), of The Times Mirror Company, a Delaware corporation ("Times Mirror"), at a purchase price of $95 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-11 of this Schedule TO. The Agreement and Plan of Merger, dated as of March 13, 2000, between Times Mirror and Tribune, a copy of which is attached as Exhibit (d)(1) hereto and the Voting Agreement, dated as of March 13, 2000, among Tribune and certain Times Mirror stockholders, a copy of which is attached as Exhibit (d)(2) hereto, are incorporated herein by reference with respect to Items 5 and 11 of Schedule TO.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS.

   None of Tribune or, to the best of its knowledge, any of the persons listed on Schedule I to the Offer to Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

ITEM 12. EXHIBITS.

 (a)(1) Offer to Purchase dated March 21, 2000.

 (a)(2) Form of Letter of Transmittal.

 (a)(3) Form of Notice of Guaranteed Delivery.

 (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

 (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.

 (a)(6) Text of press release issued by Tribune dated March 21, 2000.

 (a)(7) Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.

 (a)(8) Form of summary advertisement dated March 21, 2000.

 (b)    Not applicable.

 (d)(1) Agreement and Plan of Merger, dated as of March 13, 2000, between Times
         Mirror and Tribune (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Tribune with the Securities and Exchange Commission on March 14, 2000).

 (d)(2) Voting Agreement, dated as of March 13, 2000, among Tribune and certain
         Times Mirror stockholders (incorporated by reference to Exhibit 99.1 of the Form 8-K filed with the Securities and Exchange Commission on March 14, 2000).

 (d)(3) Letter, dated March 13, 2000, from Tribune to the Chandler Trusts.

 (g)    None.

 (h)    Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

   Not applicable.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          TRIBUNE COMPANY

                                          By /s/ Crane H. Kenney
                                            -----------------------------------
                                            Name: Crane H. Kenney
                                            Title: Vice President, General
                                                   Counsel and Secretary

Dated: March 21, 2000

                                 EXHIBIT INDEX

 (a)(1) Offer to Purchase dated March 21, 2000.

 (a)(2) Form of Letter of Transmittal.

 (a)(3) Form of Notice of Guaranteed Delivery.

 (a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

 (a)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.

 (a)(6) Text of press release issued by Tribune dated March 21, 2000.

 (a)(7) Guidelines for Certification of Taxpayer Identification Number on
         Substitute Form W-9.

 (a)(8) Form of summary advertisement dated March 21, 2000.

 (b)    Not applicable.

 (d)(1) Agreement and Plan of Merger, dated as of March 13, 2000, between Times
         Mirror and Tribune (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Tribune with the Securities and Exchange Commission on March 14, 2000).

 (d)(2) Voting Agreement, dated as of March 13, 2000, among Tribune and certain
         Times Mirror stockholders (incorporated by reference to Exhibit 99.1 of the Form 8-K filed with the Securities and Exchange Commission on March 14, 2000).

 (d)(3) Letter, dated March 13, 2000, from Tribune to the Chandler Trusts.

 (g)    None.

 (h)    Not applicable.